UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of
the Securities Exchange Act of 1934.

Commission File Number: 33-99294
JOHN DEERE OWNER TRUST 2001 (Issuer of the Notes and the Certificates)
JOHN DEERE RECEIVABLES, INC. (Originator of the Trust) (Exact name of registrant as specified in charter)
c/o John Deere Capital Corporation Suite 600 First Interstate Bank Building 1 East First Street Reno, Nevada 89501 (775) 786-5527
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class	A-2	2.56%	Asset Backed Notes
Class	A-3	3.26%	Asset Backed Notes
Class	A-4	3.78%	Asset Backed Notes
(Title of each class of securities covered by this Form)
NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule	12g-4 (a)	(1)	(i)	[	]	Rule	12h-3(b)	(1)	(i)	[ x	]
Rule	12g-4 (a)	(1)	(ii)	[	]	Rule	12h-3(b)	(1)	(ii)	[	]
Rule	12g-4 (a)	(2)	(i)	[	]	Rule	12h-3(b)	(2)	(i)	[	]
Rule	12g-4 (a)	(2)	(ii)	[	]	Rule	12h-3(b)	(2)	(ii)	[	]
						Rule	15d-6			[	]
Approximate number of holders of record as of the certification or notice date:
Class	A-2	2.56%	Asset Backed Notes -	12	(1)
Class	A-3	3.26%	Asset Backed Notes -	19	(1)
Class	A-4	3.78%	Asset Backed Notes -	12	(1)
(1)	Refers to direct participants in The Depository Trust Company ("DTC") holding interests in book-entry form in the Notes registered in the name of Cede & Co., as nominee for DTC.

Pursuant to the requirements of the Securities Exchange Act of 1934, John Deere Receivables, Inc. and John Deere Owner Trust 2001 have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

JOHN DEERE OWNER TRUST 2001

JOHN DEERE RECEIVABLES, INC.

		By:	John Deere Capital Corporation, as Servicer

		By:	/s/ James R. Jabanoski

James R. Jabanoski, Vice President and Treasurer

Dated:	January 09, 2003